CAPITALA FINANCE CORP.

4201 Congress St., Suite 360

Charlotte, NC 28209

April 19, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

RE:	Capitala Finance Corp.

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
Filed on April 19, 2019 (File No. 333-230336)

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capitala Finance Corp. (the “Company”) hereby respectfully requests acceleration of effectiveness of Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-230336), including all amendments thereto (the “Registration Statement”), to 4:00 p.m., Eastern Time, on April 19, 2019, or as soon thereafter as possible.

CAPITALA FINANCE CORP.

By:	/s/ Stephen A. Arnall
Name: Stephen A. Arnall
Title: Chief Financial Officer